Exhibit 21

SUBSIDIARY LIST

Doing Business As	State of Incorporation

Carpenter Investments, Inc.	Delaware

CRS Holdings, Inc.	Delaware

CRS Investments, Inc.	Delaware

Dynamet Incorporated	Delaware

Talley Industries, Inc.	Delaware